Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

May 11, 2004
Our ref. No. PI 047

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Resolutions Adopted at the Meeting of the Board of Directors**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Mitsubishi Corporation

6-3, MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

DATE : **May 11, 2004**

NOTICE OF RESOLUTIONS ADOPTED AT THE MEETING OF THE BOARD OF DIRECTORS

Please be informed that with regard to the ordinary general meeting of the shareholders to be convened in June 2004, the following matters have been resolved at the meeting of the Board of Directors held on May 11, 2004.

1. Date: June 24, 2004

2. Place: Shinagawa Mitsubishi Building, Company Conference Room (19th Floor),
   16-3, Kounan 2-chome, Minato-ku, Tokyo

3. Agenda for the Meeting

   Matters for Reporting

   Report on the balance sheet as of March 31, 2004, statement of income for fiscal year 2004(from April 1, 2003 to March 31, 2004) and business report for same year

   Matters for Resolution

   1. To approve the proposed appropriations of retained earnings for fiscal year 2004

   2. To amend in part the Articles of Incorporation

   3. To elect seven Directors

   4. To elect four Corporate Auditors

   5. To grant stock acquisition rights as stock options

   6. To grant remuneration to the retiring Directors and Corporate Auditors